

HSBC USA Inc.
Market Linked Securities

HSBC

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

$3,586,000 Principal at Risk Securities Linked to the S&P 500® Index

Term Sheet to Pricing Supplement dated June 30, 2017

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Term	5 years
Reference Asset	The S&P 500® Index
Pricing Date	June 30, 2017
Original Issue Date	July 6, 2017
Principal Amount	$1,000 per security
Payment at Maturity per Security	See "How the Payment at Maturity Is Calculated" on page 3
Maturity Date	July 6, 2022
Initial Level	2,423.41, which was the Official Closing Level of the Reference Asset on the Pricing Date
Final Level	The Official Closing Level of the Reference Asset on the Final Valuation Date
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Maximum Cap	48%
Buffer Value	-15.00%
Upside Participation Rate	150% (1.5x)
Final Valuation Date	June 28, 2022
Calculation Agent	HSBC USA Inc., or one of its affiliates
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount	Up to 4.00%, of which dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.50%, and WFA will receive a distribution expense fee of 0.12%
CUSIP	40433U7A8

Investment Description

- Linked to the S&P 500® Index
- Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Payment at Maturity that may be greater than, equal to or less than the Principal Amount, depending on the performance of the Reference Asset from its Initial Level to its Final Level.

  The Payment at Maturity will be calculated as follows:

  o **If the level of the Reference Asset increases from the Initial Level to the Final Level:**

  You will receive the Principal Amount plus 150% participation in the upside performance of the Reference Asset, subject to a Maximum Cap of 48%

  o **If the level of the Reference Asset does not change, or decreases but the decrease is not more than 15.00%, from the Initial Level to the Final Level:**

  You will be repaid the Principal Amount (zero return)

  o **If the level of the Reference Asset decreases by more than 15.00% from the Initial Level to the Final Level:**

  You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Reference Asset in excess of 15.00%
- Investors may lose up to 85.00% of the Principal Amount
- All payments on the securities are subject to the credit risk of HSBC, and you will have no ability to pursue the issuers of any securities included in the Reference Asset for payment; if HSBC defaults on its obligations, you could lose some or all of your investment
- No periodic interest payments or dividends
- No exchange listing; designed to be held to maturity

The Estimated Initial Value of the securities on the Pricing Date is $935 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any" in the accompanying pricing supplement.

You should carefully consider, among other things, the matters set forth in "Risk Factors" in this term sheet, beginning on page PS-8 of the pricing supplement, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying pricing supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus before making a decision to invest in the securities. Terms used herein without definition will have the meanings ascribed to them in the accompanying pricing supplement.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a Maximum Cap of 48.00%, the Upside Participation Rate of 150% and the Buffer Value of -15.00%.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Final Level and whether you hold your securities to maturity.



Hypothetical Returns

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Securities
4,000.00	100.00%	$1,480.00	48.00%
3,600.00	80.00%	$1,480.00	48.00%
3,200.00	60.00%	$1,480.00	48.00%
2,800.00	40.00%	$1,480.00	48.00%
2,640.00	**32.00%**	**$1,480.00**	**48.00%**
2,400.00	20.00%	$1,300.00	30.00%
2,200.00	10.00%	$1,150.00	15.00%
2,080.00	4.00%	$1,060.00	6.00%
2,040.00	2.00%	$1,030.00	3.00%
2,000.00	**0.00%**	**$1,000.00**	**0.00%**
1,960.00	-2.00%	$1,000.00	0.00%
1,900.00	-5.00%	$1,000.00	0.00%
1,800.00	-10.00%	$1,000.00	0.00%
1,700.00	**-15.00%**	**$1,000.00**	**0.00%**
1,600.00	-20.00%	$950.00	-5.00%
1,400.00	-30.00%	$850.00	-15.00%
1,200.00	-40.00%	$750.00	-25.00%
800.00	-60.00%	$550.00	-45.00%
400.00	-80.00%	$350.00	-65.00%
0.00	-100.00%	$150.00	-85.00%

[1] The hypothetical Initial Level. The actual Initial Level is set forth on the cover page of this document.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Maturity Date will depend on the actual Final Level.

How the Payment at Maturity Is Calculated

On the Maturity Date, for each security you hold, we will pay you the Payment at Maturity, which is an amount in cash, calculated as follows:

- If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (i) $1,000 + ($1,000 x Reference Return x Upside Participation Rate); and

    (ii) $1,000 + ($1,000 x Maximum Cap)

- If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount (zero return)

- If the Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15.00%)]

If the Reference Return is less than the Buffer Value, you will lose some or a significant portion (up to 85.00%) of the Principal Amount.

S&P 500® Index Daily Closing Levels*



*The graph above sets forth the daily Official Closing Levels of the Reference Asset for the period from January 1, 2008 to June 30, 2017.   The historical performance of the Reference Asset is not an indication of its future performance during the term of the securities.

Risk Factors

The risks set forth below are discussed in detail in the "Risk Factors" section in the accompanying pricing supplement and the accompanying Equity Index Underlying Supplement and prospectus supplement. Please review those risk disclosures carefully.

- Your investment in the securities may result in a loss.
- The return on the securities will be limited by the Maximum Cap and may be lower than the return on conventional debt securities or a direct investment in the Reference Asset.
- The Reference Return on the securities is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.
- Credit risk of HSBC USA Inc.
- The securities will not bear interest.
- Changes that affect the Reference Asset may affect the level of the Reference Asset and the market value of the securities and the amount you will receive at maturity.
- The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.
- The price of your securities in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.
- If an agent were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

- The securities lack liquidity.
- Potential conflicts of interest may exist.
- Historical levels of the Reference Asset should not be taken as an indication of its future performance during the term of the securities.
- The amount you will receive on the securities will depend upon the performance of the Reference Asset. Therefore, the securities are subject to the following risks, as set forth in the accompanying prospectus supplement or the Equity Index Underlying Supplement:
  - You must rely on your own evaluation of the merits of an investment in the notes;
  - The price at which you will be able to sell your notes prior to maturity will depend on a number of factors, and may be substantially less than the amount you had originally invested;
  - The notes are not insured against loss by any third parties; you can depend only on our earnings and assets for payment and interest, if any, on the notes;
  - Trading and other transactions by us or our affiliates could affect the trading level or price and/or level of the Reference Asset, the trading value of the notes or the amount you may receive at maturity;
  - Research reports and other transactions may create conflicts of interest between you and us;
  - Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you;
  - Equity market risks may affect the trading value of the Notes and the amount due on the Notes;
  - As a holder of the Notes, you will not have any ownership interest or rights in the stocks or other securities tracked by an Index
  - We or our affiliates are not affiliated with any of the Reference Sponsors; and
  - Our or our affiliates business activities relating to the stocks or securities tracked by an equity index may create conflicts of interest with you.
- Uncertain tax treatment.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per security. None of HSBC Securities (USA) Inc., Wells Fargo Securities, or their respective affiliates are obligated to purchase the securities from you at any time prior to maturity.

HSBC has filed a registration statement (No. 333-202524) (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission (the "SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents and the pricing supplement on the SEC web site at www.sec.gov as follows:

The pricing supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420417035683/v470286_424b2.htm

The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, Equity Index Underlying Supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.